EXHIBIT 21.1

List of Significant Subsidiaries of Etsy, Inc.*

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Etsy Ireland UC	Ireland
Etsy France SAS	France
Etsy UK Limited	United Kingdom

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Etsy, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.